March 22, 2018

Securities and Exchange Commission

Division of Corporate Finance

Attn: Brittany Ebbertt and Craig Wilson

Washington, DC 20549

Re:      OBITX, Inc.

Registration Statement on Form S-1

Filed February 9, 2018

File No. 333-222978

Dear Ms. Ebbertt and Mr. Wilson:

From Cover Page

1. Please revise to clarify whether you are offering warrants to purchase 3 million shares of common stock or the 3 million shares of common stock underlying the warrants. While your cover page and risk factor on page 22 indicates that you are registering warrants, your disclosure on page 14 indicates that you are registering the underlying shares.

Answer:  We are registering the underlying shares of common stock.  We have amended the appropriate sections to clarify this.  They include,

On cover page:

2,902,811 SHARES OF COMMON STOCK AND 3,000,000 UNDERLYING SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS

In Risk Factors:

We deleted the risk factor “There is no public market for our warrants…”

2. You state that OBITX will be an “independent, publicly-traded” company following the spin-off. Given that there is no public market for the company’s stock, please revise the disclosure that characterizes the company as publicly-traded. Further, provide appropriate context regarding the statement that the company is independent. In this regard, we note that Mr. Rosenberg, one of your two directors, is the chief executive officer of MCIG, and that MCIG will hold approximately 95% of the voting power of the outstanding capital stock by virtue of its continued ownership of the Series A Preferred Stock.

Answer:  We added the language “and subsequent authorization to quote on the OTC…” to clarify the intent for Obitx to become publicly traded, not that it is publicly traded.  Further, we have removed all aspects of referring to Obitx as an independent company.  MCIG will retain a 95% voting control so long as it is the only holder of Series A Preferred Stock.  Mr. Rosenberg, or an MCIG designee, will continue to chair the board of directors so long as MCIG remains in control of the business. We have incorporated the following changes in response to the staff’s comments as follows:

This Prospectus is being furnished in connection with the planned spin-off of OBITX from MCIG and the issuance of OBITX common stock in the spin-off, which will issue shortly after the date of this Prospectus (referred to herein as the “spin-off date”). Following the registered spin-off, and subsequent authorization to quote its stock on the OTC Bulletin Board or one of its premium marketplaces, OBITX will be a publicly-traded company. MCIG is currently a publicly traded company whose stock is quoted on the OTCQB. Upon effectiveness of the Registration Statement, OBITX will be a company reporting to the SEC under the Securities Exchange Act of 1934.

3. Please disclose the fixed price, or price range, at which the selling shareholders are offering their securities pursuant to Item 501(b)(3) of Regulation S-K. In this regard, we note that there currently is no public market for your common stock but that you plan to seek quotation on the OTC Bulletin Board or one of the premium marketplaces of OTC Link ATS (i.e., OTCQX or OTCQB). As such, you may disclose that the selling shareholders will sell at a fixed price, or range, per share until your common stock is quoted on one of these markets and thereafter at prevailing market prices or privately negotiated prices.

Answer:  We added the following paragraph in response to the staff’s comment:

The selling shareholders may sell their shares prior to the Company obtaining approval to trade its stock on the OTC Bulletin Board or one of its premium marketplaces of OTC Links ATS (i.e., OTCQX or OTCQB) between the range of $0.55 - $1.00.  Upon listing the stock on a public marketplace the selling shareholders will sale their stock at prevailing market prices or privately negotiated prices.

From Risk Factors, page 17

4. Update your discussion of the regulatory risks related to your digital assets businesses.

Answer:  In response to the staff’s comment, we added the following, in conjunction to what was currently provided, to the current risk factor.

Future regulations may prevent us or restrict our ability to use our Cryptocurrencies:

Investors should understand that to date no initial coin offerings have been registered with the SEC.  The SEC also has not to date approved for listing and trading any exchange-traded products (such as ETFs) holding cryptocurrencies or other assets related to cryptocurrencies. The SEC has issued investor alerts, bulletins, and statements on initial coin offerings and cryptocurrency related investments.  Furthermore, the SEC has not approved for listing or trading and exchange-traded cryptocurrencies, or other assets related to cryptocurrencies.

The SEC has not yet determined if it will classify all digital assets that are labelled as cryptocurrencies as securities.  The CFTC and SEC, along with other federal and state agencies, including state and federal prosecutors are seeking to establish transparency and integrity to these markets in order to prevent fraud and abuse. These markets are new, evolving and international. As such the SEC will continue to evolve its treatment of our business that may not have a positive effect on our business, whether short term or long term.

Should the SEC determine that any one of the cryptocurrencies obtained by us for services rendered are not compliant it may have a negative effect on the value of the cryptocurrency or prevent us from selling our cryptocurrency exchanging it for FIAT.

5. On page 13, you state that your products “will provide your consumers in . . . the cannabis markets with an advertising and marketing approach uniquely designed for them.” Please add a risk factor that describes the risks and consequences under federal laws of engaging in business with cannabis markets.

Answer:  The following two risk factors have been added”

Our Cannabis marketing and advertising clients face intense media attention and public pressure.

The cannabis marketplace is controversial.  Certain members of the media, politicians, government regulators and advocate groups, including independent doctors have called for an outright ban of all cannabis products, pending regulatory review and clinical studies.

A ban of this type would likely have the effect of terminating our United States’ sales and marketing efforts for our cannabis clients which we may currently market or have plans to market in the future. Such a ban would have a material adverse effect on our business, financial condition and performance.

Federal regulation and enforcement may adversely affect the implementation of medical and recreational cannabis laws and regulations may negatively impact our revenues and profits.

Currently, there are 28 states plus the District of Columbia that have laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment. Many other states are considering similar legislation. Conversely, under the CSA, the policies and regulations of the federal government and its agencies are that cannabis has no medical benefit and a range of activities including cultivation and the personal use of cannabis is prohibited. Unless and until Congress amends the CSA with respect to medical marijuana, as to the timing or scope of any such potential amendments there can be no assurance, there is a risk that federal authorities may enforce current federal law, and our cannabis clients may be deemed to be producing, cultivating, or dispensing marijuana in violation of federal law. Active enforcement of the current federal regulatory position on cannabis may thus indirectly and adversely affect our revenues and profits. The risk of strict enforcement of the CSA in light of Congressional activity, judicial holdings, and stated federal policy remains uncertain. In February 2017, the Trump administration announced that there may be “greater enforcement” of federal laws regarding marijuana. Any such enforcement actions could have a negative effect on our business and results of operations.

6. Please confirm that you intend to file a Form 8-A to register your common stock under Section 12 of the Securities Exchange Act of 1934. If not, provide a risk factor that clarifies your reporting obligations if you are only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. To this end, explain the effect on investors of the automatic suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Answer: We intend to file Form 8-A to register our common stock under Section 12 of the Securities Exchange Act of 1934.

“We will have broad discretion over the use of the net proceeds . . . ,” page 22

7. You disclose that you will receive net proceeds from this offering. We note, however, that the selling shareholders will receive all the proceeds from this offering, as stated in the Use of Proceeds section. Please revise your disclosure to eliminate the implication that the potential sale of 3,000,000 shares of common stock pursuant to the exercise of the outstanding warrants is part of this offering.

Answer: In response to the staff’s comment, we deleted the Risk Factor about use of proceeds, as the company will not receive any proceeds from this registration.

From Business, page 39

8. As your proposed business plan may involve acquiring, holding and selling securities, it appears that these activities may implicate obligations under the federal securities laws, including, but not limited to, any requirements to register as a broker-dealer under the Securities Exchange Act of 1934 or an investment company under the Investment Company Act of 1940. Please explain how you intend to conduct your operations in accordance with these requirements.

Answer:  We do not intend to conduct any business that would require us to register as a broker-dealer or investment company or advisor.  We have modified the language on page 39 to repeat this fact:

As part of the Company’s business, we will accept digital assets as compensation for services provided.  Under no circumstances will the Company conduct any business that would require it to be registered as a broker-dealer under the Act or as an investment company under the Investment Company Act of 1940  These digital assets may be highly volatile and we may not be able to convert them into FIAT, thereby restricting the value and use of the digital assets by the Company.

9. Your description of “Blockchain Network” on page 7 seems limited to one type of blockchain network rather than an expansive discussion of the various types of blockchain networks. Please either expand your discussion on page 42 or limit your definition of “Blockchain Network” on page 7 to conform to the discussion. Describe the “other strategic opportunities” in digital assets and blockchain technologies you intend to pursue.

Answer:  We amended our definition of blockchain network on page 7 in response to the staff’s comment to add “for digital currencies”. It now reads:

“Blockchain Network” — The online, end-user-to-end-user network hosting the public transaction ledger, known as the Blockchain, and the source code comprising the basis for the math-based protocols and cryptographic security for digital currencies

Furthermore, we removed the language “other strategic opportunities” at page 40.  The paragraph now reads as follows:

We are also focused on Digital Assets and Blockchain technologies. Subject to additional financing, we plan to continue to evaluate the consulting services and skills we have to offer to clients who wish to explore opportunities through the use of blockchain technologies.

10. We note you refer to various dates of incorporation throughout your Form S-1 including March 13, March 30 and April 3, 2017. We also note the consent of your independent auditor, filed as Exhibit 23, refers to an inception date of March 10, 2017 while page F-4 indicates a March 13, 2017 inception date. Please revise to clarify the company’s actual dates of incorporation and inception throughout the filing. In addition, revise to indicate the specific period reported in your financial statements and related disclosures for operations, stockholders’ equity and cash flows.

Answer: The date of incorporation as GigeTech, Inc., was March 30, 2017.  The name was changed to Obitx, Inc., later in the year (October 31, 2017).  All changes have been incorporated in this filing to reflect the correct dates. A new auditor letter is filed with this filing.

11. Since the OBITX, Inc. historical costs of doing business as a “spin-off” entity from MCIG, Inc. may not be indicative of expected future results and trends please revise to include unaudited pro forma financial information reflecting the impact of this transaction. Refer to Rule 11-01(a)(7) of Regulation S-X.

Answer: Management has determined that a summary of our proforma will meet the disclosure requirements. We have included the following section:

Unaudited Pro forma in accordance with Rule 11-01(a)(7) of Regulation S-X

We have determined that a summary of the unaudited pro forma financial information of the Company is necessary in order to provide to the investors a meaningful review of the facts and circumstances of this Spin-off.  Pro forma information may be necessary to reflect the operations and financial position of a registrant that was previously part of another entity as a standalone entity after a transaction commonly referred to as a “spin-off.” In this case, the historical financial statements do not reflect the operations of the ongoing entity.

On February 9, 2018 OBITX, Inc, formally known as GigeTech, Inc, engaged in a spin-off from MCIG, Inc to become a separate entity. After the spin-off, MCIG, Inc., assuming all warrants are exercised, will be reduced to less than 50% ownership of the Company, but still significant control over the business and therefore, we will continue to consolidate our tax returns and financials with MCIG until such time as the relationship between us and MCIG does not meet the requirements for consolidation. As such, OBITX does not reflect Income Taxes on their Income Statement because the taxes are reported by MCIG.

If we did not consolidate with MCIG, the pro forma balance sheet would have reflected a pro forma adjustment to net income as a reduction in the amount of $283,235 for income taxes. This would decrease the net income for the period ending October 31, 2017 to $548,810. The pro forma Income per share would decrease to $54.88 per share due to the decrease in net income as well.

12. Please disclose whether you have entered into any agreements with MCIG, Inc., such as a separation agreement or transition services agreement, that will govern the relationship between you and MCIG after the spin-off. If you have executed such agreements, file them as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. To the extent no such agreements exist, please address any material risks to your business in the prospectus summary and a risk factor.

Answer: There are no other agreements other than the one mentioned and filed as Exhibit to the Prospectus that governs the relationship between us and MCIG.  We have added the following to the Prospectus Summary and Risk Factor:

Prospectus Summary

There are no agreements between us and MCIG that will govern the relationship between us and MCIG after the spinoff. MCIG will have 52.9% underlying common stock ownership and over 95% voting control of the Company by virtue of its ownership of the Series A Preferred Stock. Should we issue additional Series A Preferred Stock, or other common stock after the spin-off, this number may fall below 50% ownership. In addition, MCIG has a convertible revolving credit agreement with the Company for funding up to $750,000. Should we require additional funding beyond this amount there is no guarantee MCIG will extend or increase the convertible revolving credit agreement limit. We provide services for MCIG in which we bill them $2,000 per month for services. Should we fail to comply with the revolving credit agreement MCIG may look to obtain its service requirements from additional sources and place us in default.

Risk Factor

We have no separation agreement or transition service agreement with MCIG and should MCIG decide not to continue to provide funding under the revolving credit agreement we may be unable to support continued operations.

MCIG has no obligations to the company except as a majority shareholder and lender.  There are no assurances MCIG will continue to provide financing under the revolving credit agreement or call for payment under the agreement.  In addition, so long as the revolving credit agreement is active, we cannot merge with another company, sell our assets, change our fiscal year, make any material changes in our business practices, effect a change of control through the issuance of stock, warrants, or options, or incumber any of our assets, without the written consent of MCIG, which may not be granted.  We currently owe in excess of $500,000 to MCIG under the revolving credit agreement, which expires on December 31, 2018. Should we be unable to repay or refnance this debt, MCIG may foreclose on the assets effectively shutting down our business.

From Management’s Discussion and Analysis of Financial Condition and Results of Operations Plan of Operations, page 45

13. We note that you use the terms “Digital Assets” and “cryptocurrency.” Please explain what you mean by these terms and clarify that not all digital assets are “currencies” and may be securities or other types of assets. Identify the specific digital assets or “cryptocurrency” you currently hold and that you intend to acquire, hold and trade.

Answer:  We provide a definition of "Digital Assets" and "Cryptocurrencies" in the beginning of the Prospectus under "Glossary of Defined Terms and Industry Data"; however, the term cryptocurrencies is not used in the section Management’s Discussion and Analysis of Financial Condition and Results of Operations Plan of Operations.   However, in response to the staff’s comment, the following was modified to read in the Plans of Operation section under this heading:

We will continue to provide advertising, marketing, brand development to clients in multiple industries including those companies that may own Digital Assets.  The Company will review each client, seek legal counsel review, review the listing on a registered national securities exchange or alternate trading platform, and consider regulatory requirements, prior to providing services and accepting payment in the form of a Digital Asset or cryptocurrency.  We will not make any determinations considering the classification of Digital Assets or Cryptocurrencies of our clients.  Not all Digital Assets are considered cryptocurrencies and may be securities or other type of assets.  Currently we own no Digital Assets or cryptocurrencies. Our software will be utilized to grow our database of potential end-users to promote and advertise our clients. We will continue to provide consulting services in the development of marketing strategies for our clients.

14. Please identify the trading platforms or exchanges you intend to trade these assets on and disclose whether they are registered national securities exchanges or alternative trading systems. Please also disclose what you mean by “initial bounty offerings.”

Answer:  We will not determine the trading platform of any digital asset or cryptocurrency.  It will be one of the criteria’s we review prior to accepting payment in a nontraditional way.  Please review our answer to the staff's commet #13 for disclosures concerning listing on exchanges as follows:

We will continue to provide advertising, marketing, brand development to clients in multiple industries including those companies that may own Digital Assets.  The Company will review each client, seek legal counsel review, review the listing on a registered national securities exchange or alternate trading platform, and consider regulatory requirements, prior to providing services and accepting payment in the form of a Digital Asset or cryptocurrency.

We will not make any determinations considering the classification of Digital Assets or Cryptocurrencies of our clients.  Not all Digital Assets are considered cryptocurrencies and may be securities or other type of assets.  Currently we own no Digital Assets or cryptocurrencies. Our software will be utilized to grow our database of potential end-users to promote and advertise our clients. We will continue to provide consulting services in the development of marketing strategies for our clients.

15. We note you have generated substantially all your revenue through sales of your marketing and consulting services to the “Digital Asset industry.” Describe the services you have provided and clarify how you were compensated for them. Disclose whether you currently hold any digital assets.

Answer:  We have expanded the disclosure describing revenue in response to the staff's comment and have clarified that we have not yet received payment in any cryptocurrencies at this time.

Our revenue from operations for the three months ended October 31, 2017, was $1,266,150.  The revenue represents $1,250,000 for services provided in the marketing and consulting in the Digital Asset industry.  Services provided included marketing and advertising, corporate structuring, and business processes.  Payment for services is still outstanding, and within the terms as agreed upon, at the time of this filing.  We have received no cryptocurrencies as payment for services at this time. $16,150 in fees was generated from MCIG, the Company’s majority owner.  This amount was eliminated in the consolidation of MCIG’s financial statements.

16. With respect to your disclosure regarding the Uses of Cryptocurrencies on page 42, we note your expansive description of entities that are accepting cryptocurrencies. Provide the basis for these statements and note, if true, that other market participants, such as credit card companies and certain financial institutions are not accepting such digital assets.

Answer:  In response to the staff's comment, we have removed all of the companies that accept cryptocurrencies and added language concerning credit companies and financial institutions which do not accept it.  The paragraph now reads as follows:

Cryptocurrencies can be used to purchase goods and services, either online or at physical locations, although reliable data is not readily available about the retail and commercial market penetration of the various cryptocurrencies. To date, the rate of consumer adoption and use of cryptocurrencies for paying merchants has trailed the broad expansion of retail and commercial acceptance of cryptocurrency. Other markets, such as credit card companies and certain financial institutions are not accepting such digital assets. It is likely that there will be a strong correlation between the continued expansion of the Cryptocurrency Network and its retail and commercial market penetration.

17. Please describe the investment strategy/methodology you will follow to make digital asset purchases and build your portfolio. Disclose whether you intend to acquire securities in registered or unregistered offerings and how you will determine whether you can transfer or sell acquired assets. Discuss how your strategy may be impacted by the potential illiquidity and volatility of digital assets.

Explain how you will value the digital assets you hold given their volatility and fragmentation, potential for manipulation, and general lack of regulation of underlying digital assets markets. Describe your intended custodial practices for the digital assets and the cybersecurity measures you intend to use to protect them.

Answer:  The Company does not currently intend to acquire digital assets or cryptocurrencies through the open markets.  All references suggesting this have been removed from the Registration Statement.  In the future, we will consider accepting cryptocurrencies as a form of payment for services, but have not done so to date.  We clarified our competitive statement as follows:

Blockchain Technology and Digital Assets Consulting and Marketing Services

The Company’s consulting and marketing services will compete with other industry participants, including those in Digital Assets and Cryptocurrencies that focus on business consulting and marketing services, along with investing in and securing the blockchains of Digital Assets, which we do not provide, making them more attractive to potential customers.   Market and financial conditions, and other conditions beyond the Company’s control may make it more attractive for prospective customers to transact business with other entities, or to invest in Digital Assets directly.

18. You indicate that you will compete with entities that have greater hashing capacity. Discuss whether you intend to acquire digital assets through mining and, if so, specify the digital assets that you will mine and describe the unique characteristics of each type of mining, including the extent to which mining servers and associated equipment will be allocated to one digital asset versus another. Provide a detailed discussion of the steps you will take to launch your mining operations and describe how you will fund those operations.

Answer:  We do not intend to mine for digital assets or cryptocurrencies at this time.  We have removed the language from the registration statement.  It now reads as follows:

Our potential competitors may have greater resources, longer histories, more developed intellectual property, and lower costs of operations. Other companies also may enter into business combinations or alliances that strengthen their competitive positions.

19. We note your near-term goals include “expansion of [y]our Digital Assets” and “further expansion into the cryptocurrency markets.” Please provide an enhanced discussion of your plan of operations for the next 12 months. Describe the anticipated milestones with regard to the development and commercialization of your existing products and services as well as the creation of a portfolio of digital assets. Further, disclose how much additional capital you need to accomplish each goal; how you plan to raise that capital; and how you will prioritize the allocation of capital.

Answer:  We have reworded the paragraph in response to staff's comment as follows:

Our near-term goals for our business include the expansion of our marketing and consulting services supporting clients who have developed Digital Assets and further expansion into the cryptocurrency markets. Achieving these goals will likely require acquisitions or mergers funded, in part, with capital raises and strategic alliances with other companies, that will enhance our online software capabilities and intellectual property rights.  We currently do not intend to issue our own cryptocurrency, nor do we intend to conduct our own initial coin offering.  Our goal is to obtain premium dollars for services in consulting business administration and marketing services by focusing on clioents in the cryptocurrency markets.   During the next 12-month period it is our goal to expand our services in the early stages of the Digital Assets and Cryptocurrency industries.  We currently have no plans to accept any specific cryptocurrencies as payment for services; however, it is our intent to do so in the future.  We have not targeted any companies for acquisition and have no specific plan concerning capital requirements to achieve these goals. We do believe that pursuing such growth opportunities will be greatly facilitated with a capital structure that is tailored to the Company’s needs, separate from those of MCIG.

From Executive Compensation, page 50

20. Please explain how the $42,000 paid to Mr. Markidian for the period ended October 31, 2017, was determined. We note your disclosures indicate that it may have derived from a consulting agreement. Refer to Item 402(o) of Regulation S-K.

Answer: In response to the staff's comment, we have added the following footnote to the chart to explain the payment to Mr. Alex Marikian as a Consultant.  It reads as follows:

Alex Mardikian received compensation as a consultant to the company.  At the time of filing, the Company has not yet begun payroll services. The Company intends to convert all Consulting Agreements with current management into Employment contracts upon the effectiveness of this registration statement.

From Selling Shareholders, page 52

21. Your tabular disclosure indicates that the total number of Resale Shares being registered is 600,000, whereas your disclosure otherwise indicates that you are registering 5,500,000 of such shares, including 2,500,000 outstanding shares of common stock and 3,000,000 shares underlying outstanding warrants. Please reconcile. Further, you should provide footnote disclosure that identifies the nature of any position, office, or other material relationship that any of the selling shareholders have had with you since inception. Refer to Item 508 of Regulation S-K.

Answer: We have corrected the table and provided the appropriate footnotes in response to the staff's comments as follows:

Name of Shareholder		Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus (1)	Number of Shares of Common Stock Owned After Offering(2)	Percentage of Common Stock Beneficially Owned After Offering
Selling Shareholders
APO Holdings, LLC	3	2,500,000	2,500,000	-	0.00%
Paul Rosenberg	4	3,500,000	1,500,000	2,000,000	17.73%
Epic Industry, LLC	5	750,000	500,000	250,000	2.96%
Carl G. Hawkins	6	300,000	250,000	50,000	0.59%
Alex Mardikian	7	300,000	250,000	50,000	0.59%
Brandy Craig	8	300,000	250,000	50,000	0.59%
Andrus Nomm		300,000	250,000	50,000	0.59%
Total		7,950,000	5,500,000	2,450,000
Distributed Shares
MCIG		510,000	402,811	107,189	1.27%
Total Shares		8,460,000	5,902,811	2,557,189

(1)	The maximum number of shares of common stock to be sold assumes all warrants are exercised.
(2) (3) (4) (5) (6) (7) (8)

The number of shares of common stock owned after the offering assumes that all warrants are exercised and subsequently sold.

On November 1, 2017 APO Holding, LLC became a shareholder with greater than 10% ownership.

Paul Rosenberg has served as a member of the Company’s Board of Directors since inception.

Epic Industry, LLC is owned by Michael Hawkins who served as the Company’s CFO through October 31, 2017.

Carl G. Hawkins serves as the Company’s corporate counsel.

Alex Mardikian has served as the Company’s CEO since inception.

Brandy Craig has served as the Company’s CFO since November 1, 2017.

9

From Index to Financial Statements, page 55

22. Tell us why you have not provided audited financial statements from the period of inception through fiscal year end April 30, 2017 separately from the financial information for the period ended October 31, 2017.

Answer:  While the Company was audited April 30, 2017 as part of the MCIG, Inc. audit, at the time it had only been in business for approximately thirty days. We have established our fiscal year end date to be January 31.  Since inception (March 30, 2017) there has been less than one year of records. Management believes that attempting to show April 30, 2017 numbers would potentially confuse investors and while providing no value to assist a potential investor in reviewing the Company.  All transactions committed by the Company are incorporated in the October 31, 2017 audit.  We have included language in the registration statement to inform investors of the election of January 31 as the fiscal year end as follows:

The Company was incorporated under the laws of the State of Delaware on March 30, 2017. OBITX is a technology company that provides social media platforms and other computer software and programming. The Company has elected to establish its fiscal year end as January 31.

From Report of the Independent Registered Public Accounting Firm, page F-2

23. Explain the Company’s considerations to select an auditor based in Israel for the audit. In this regard, we note the Company’s offices are in Jacksonville, Florida.

Answer:  The auditors are also MCIG’s auditors. Because of this historical relationship, they are the most qualified and aware of the protocols and financial and accounting methods used by the Company to separate MCIG and OBITX.  As they had already audited certain aspects of OBITX under MCIG and had provided quarterly review through October 31, 2017 it expedited the process and allowed us to complete the audit without undue burden and expense of having two different auditors performing analysis on our books and records. The auditors are PCAOB certified and registered with the SEC. There is no specific reason as to why we selected auditors in Israel.  We selected the same auditors of MCIG to conduct the audit.

From Statements of Operations, page F-3

24. We note that you present a gross profit measure that excludes depreciation and amortization expense. Please tell us how you considered the guidance in SAB Topic 11.B with regard to your presentation of depreciation and amortization that is directly attributable to the cost of sales. In this regard, if you do not allocate any depreciation and amortization to cost of sales, you should remove the gross profit subtotal from your statements of operations and re-label the cost of sales line item throughout the filing to indicate that it excludes depreciation and amortization. MD&A should be revised to reflect the impact of any reclassification in your financial statements.

Answer: After review and discussion with our auditors, we concur with the staff that the depreciation and amortization is best consolidated with the cost of sales, as the amortization is associated with software developed and utilized in the performance of revenue generation.  The Statement of Operations has also been updated as follows (subsequent changes required to MD&A and Summary Financial Information has been updated to reflect the change):

OBITX, Inc.
Statements of Operations

	For the three months ended October 31,	For the period ended October 31,
	2017	2017
Sales	$ 1,266,150	$ 1,266,150
Total cost of sales	262,538	330,433
Gross Profit	1,003,612	935,717
Selling, general, and administrative	10,176	20,374
Payroll	3,825	41,298
Consulting	21,000	42,000
Total operating expenses	35,001	103,672
Net Income from operations	968,611	832,045
Other (Expense)	-	-
Net income	$ 968,611	$ 832,045
Basic and Diluted (Loss) Per Share:
Income(Loss) per share from Continuing Operations	$ 96.86	$ 83.20
Income(Loss) Per Share	$ 96.86	$ 83.20
Weighted Average Shares Outstanding - Basic and Diluted	10,000	10,000
See accompanying notes to audited financial statements. 11

Note 1. Organization and Basis of Presentation, page F-6

25. Please tell us whether your historical financial information reflects certain expenses incurred by your parent company, MCIG, Inc., on your behalf. If so, please revise to disclose this information. Refer to SAB Topic 1B.

Answer: MCIG, Inc., did pay for some of our expenses such as consulting fees and payment to contractors as well as other miscellaneous costs, we believe we accurately reported these in our financial statements and have a revolving line of credit with MCIG, recorded as "Due to Related Party", to reflect the amount owed for such expenses as is stated in the Notes to our Financial Statements. The revolving line of credit bears 0% interest, which is also noted in the Financial Statements, under Note 8: Related Party Transactions. We have enclosed in the new filing our adjustment for taxes.

We have replaced our Basis of Presentation to read as follows:

Basis of Presentation

The accompanying financial statements include the accounts of the Company and have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). We record all expenses associated with the Company, but paid by MCIG, Inc., through a revolving line of credit. All expenses associated with the Company are recorded as actual expenses. Due to consolidation of the Company’s financial statement with MCIG, we have no tax consequence. If we did not consolidate with MCIG, the pro forma balance sheet would have reflected a pro forma adjustment to net income as a reduction in the amount of $283,235 for income taxes. This would decrease the net income for the period ending October 31, 2017 to $548,810. The pro forma Income per share would drop to $54.88 per share due to the decrease in net income as well.

26. Please clarify how you comply with the guidance in ASC 605 regarding your revenue recognition policies for each of your software and services products and solutions. Further, revise to state the date you expect to adopt ASC 606 and any potential impact from adoption, if known. Refer to SAB Topic 11M.

Answer: In response to the staff's comment, we replaced our revenue recognition footnote in the financial statements to better identify revenue recognition policies for our software and services.  We also added a footnote to the Recent Accounting Pronouncements stating when we will begin utilizing ASC 606 and what that impact might be (unknown at this time).

Replaced Note 2: Revenue Recognition with the following:

Our revenue is derived from the subscription, non-software related hosted services, term-based and perpetual licensing of software products, associated software maintenance and support plans, consulting services, training, and technical support. Most of our customer arrangements are expected to involve multiple solutions and various license rights, bundled with post-contract customer support and other meaningful rights that together provide a complete end-to-end solution to the customer.

We recognize revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists, we have delivered the product or performed the service, the fee is fixed or determinable and collection is probable.

Determining whether and when some of these criteria have been satisfied often involves subjective assumptions and judgments that can have a significant impact on the timing and amount of revenue we report.

Multiple Element Arrangements

We expect to enter into multiple element revenue arrangements in which a customer may purchase a combination of software, upgrades, maintenance and support, hosted services, and consulting.

For our software and software-related multiple element arrangements, we must: (1) determine whether and when each element has been delivered; (2) determine whether undelivered products or services are essential to the functionality of the delivered products and services; (3) determine the fair value of each undelivered element using vendor-specific objective evidence (“VSOE”); and (4) allocate the total price among the various elements. VSOE of fair value is used to allocate a portion of the price to the undelivered elements and the residual method is used to allocate the remaining portion to the delivered elements. Absent VSOE, revenue is deferred until the earlier of the point at which VSOE of fair value exists for any undelivered element or until all elements of the arrangement have been delivered. However, if the only undelivered element is maintenance and support, the entire arrangement fee is recognized ratably over the performance period. Changes in assumptions or judgments or changes to the elements in a software arrangement could cause a material increase or decrease in the amount of revenue that we report in a particular period.

We determine VSOE for each element based on historical stand-alone sales to third parties or from the stated renewal rate for the elements contained in the initial arrangement. In determining VSOE, we require that a substantial majority of the selling prices for a product or service fall within a reasonably narrow pricing range.

We have established separate VSOE for our software maintenance and support services, custom software development services, consulting services and training, when such services are sold optionally with software licenses.

For multiple-element arrangements containing our non-software services, we must: (1) determine whether and when each element has been delivered; (2) determine the fair value of each element using the selling price hierarchy of VSOE of selling price, third-party evidence (“TPE”) of selling price or best-estimated selling price (“BESP”), as applicable; and (3) allocate the total price among the various elements based on the relative selling price method.

For multiple-element arrangements that contain both software and non-software elements, we allocate revenue to software or software-related elements as a group and any non-software elements separately based on the selling price hierarchy. We determine the selling price for each deliverable using VSOE of selling price, if it exists, or TPE of selling price. If neither VSOE nor TPE of selling price exist for a deliverable, we use BESP. Once revenue is allocated to software or software-related elements as a group, we recognize revenue in conformance with software revenue accounting guidance. Revenue is recognized when revenue recognition criteria are met for each element.

We are generally unable to establish VSOE or TPE for non-software elements and as such, we use BESP. BESP is generally used for offerings that are not typically sold on a stand-alone basis or for new or highly customized offerings. We determine BESP for a product or service by considering multiple factors including, but not limited to major product groupings, geographies, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. Pricing practices taken into consideration include historic contractually stated prices, volume discounts where applicable and our price lists. We must estimate certain royalty revenue amounts due to the timing of securing information from our customers. While we believe we can make reliable estimates regarding these matters, these estimates are inherently subjective. Accordingly, our assumptions and judgments regarding future products and services as well as our estimates of royalty revenue could differ from actual events, thus materially impacting our financial position and results of operations.

Subscription and Services and Support Revenue

We recognize revenue for hosted services that are priced based on a committed number of transactions, rateably beginning on the date the services associated with the committed transactions are first made available to the customer and continuing through the end of the contractual service term. Over-usage fees, and fees billed based on the actual number of transactions from which we capture data, are billed in accordance with contract terms as these fees are incurred. We record amounts that have been invoiced in accounts receivable and in deferred revenue or revenue, depending on whether all revenue recognition criteria have been met.

Our services and support revenue are composed of consulting, training, and maintenance and support, primarily related to the licensing of our enterprise, mobile and device products and solutions. Our support revenue also includes technical support and developer support to partners and developer organizations.

Our consulting revenue is recognized using a time and materials basis and is measured monthly based on input measures, such as hours incurred to date, with consideration given to output measures, such as contract milestones when applicable.

Our maintenance and support offerings, which entitle customers to receive product upgrades and enhancements on a when and if available basis or technical support, depending on the offering, are recognized rateably over the performance period of the arrangement.

Our software subscription offerings, which may include product upgrades and enhancements on a when and if available basis, hosted services, and online storage, are generally offered to our customers over a specified period of time and we recognize revenue associated with these arrangements rateably over the subscription period.

Added to Note 2: Recent Accounting Pronouncements:

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the full retrospective or modified retrospective transition method. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date of the new revenue standard for periods beginning after December 15, 2016 to December 15, 2017, with early adoption permitted but not earlier than the original effective date. Accordingly, the updated standard is effective for us in the first quarter of fiscal year ending January 31, 2019. We expect to adopt this updated standard in the first quarter of fiscal 2019 on a modified retrospective basis. We are currently evaluating the effect that the updated standard will have on our Financial Statements and related disclosures.

27. You appear to include two, duplicative disclosures related to concentration of credit risk, one on page F-7 and one on page F-10. Please revise accordingly.

Answer:  In response to the staff's comment, we consolidated the Concentration of Credit Risks on page F-10 with page F-7, eliminating the duplicate disclosures.  It now reads as follows:

Concentration of Credit Risk and Significant Customers

Our cash balances are maintained in accounts held by major banks and financial institutions located in the United States.  The Company may occasionally maintain amounts on deposit with a financial institution that are in excess of the federally insured limit of $250,000.  The risk is managed by maintaining all deposits in high-quality financial institutions. The Company had $0 in excess of federally insured limits on October 31, 2017.

The Company establishes an allowance for doubtful accounts when events and circumstances regarding the collectability of its receivables or the selling of its commodities warrant based upon factors such as the credit risk of specific customers, historical trends, other information and past bad debt history.

The outstanding balances are stated net of an allowance for doubtful accounts. For the period ended October 31, 2017, sales to the Company’s primary customer, Render Payment, LLC accounted for approximately 99% of revenues and 100% of accounts receivable.

28. In your disclosure related to concentration of credit risk and significant customers on page F-7, you state that one primary customer accounted for 99% of revenues and 100% of accounts receivable as of October 31, 2017. However, you also state that you have limited concentration of credit risk because of the diverse group of customers you provide services to. Please revise to reconcile these two statements.

Answer:  See answer in question 27.  Our prior disclosure has been clarified in response to the staff's comment.

The Company hereby acknowledges:

•       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Alex Mardikian

Alex Mardikian

Chief Executive Officer